OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70068

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/1/2022 (MM/DD/YY) AND ENDING 06/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avant-Garde Trading Securities

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

230 W. Monroe, Suite 845
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Hoffman	(212)668-8700	phoffman@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Gompert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avant-Garde Trading Securities, as of June 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INDIVIDUAL ACKNOWLEDGMENT

State/Commonwealth of Illinois
County of Cook } ss.

On this the 12 day of September, 2023, before me,
Day / Month / Year

Nadia A. Johnson, the undersigned Notary Public,
Name of Notary Public

personally appeared David Gompert,
Name(s) of Signer(s)

☐ personally known to me – **OR** –

☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument, and acknowledged to me that he/she/they executed the same for the purposes therein stated.

WITNESS my hand and official seal.

NADIA A JOHNSON
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 30, 2025

Nadia A Johnson
Signature of Notary Public

Place Notary Seal/Stamp Above

Any Other Required Information
(Printed Name of Notary, Expiration Date, etc.)

OPTIONAL

This section is required for notarizations performed in Arizona but is optional in other states. Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________

M1304-07 (09/2021)
Used for states (AL, AZ, CO, CT, DE, GA, IA, ID, IL, IN, KS, KY, LA, MD, ME, MI, MN, MS, MT, NC, ND, NE, NH, NJ, NM, OK, OR, RI, SC, SD, TN, VA, VT, WV, WI, WY)

Avant-Garde Trading Securities

Report on Audit of Financial Statements and
Supplementary Information
For the period January 1, 2022 through June 30, 2023

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Avant-Garde Trading Securities

For the period January 1, 2022 through June 30, 2023

Contents

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Member of Avant-Garde Trading Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avant-Garde Trading Securities as of June 30, 2023, the related statements of operations, changes in members' equity, and cash flows for the 18-month period then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Avant-Garde Trading Securities as of June 30, 2023, and the results of its operations and its cash flows for the 18-month period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Avant-Garde Trading Securities' management. Our responsibility is to express an opinion on Avant-Garde Trading Securities' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Avant-Garde Trading Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes Schedule I and Schedule II within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Avant-Garde Trading Securities' financial statements. The supplemental information is the responsibility of Avant-Garde Trading Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Avant-Garde Trading Securities' auditor since 2018.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
August 17, 2023

Avant-Garde Trading Securities

Statement of Financial Condition
As of June 30, 2023

ASSETS		
Cash and cash equivalents	$	15,747
Receivable from Broker Dealer		175,165
Other Assets		1,037
TOTAL ASSETS	$	191,949
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	12,081
TOTAL LIABILITIES	$	12,081
MEMBER'S EQUITY		179,868
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	191,949

See accompanying notes to the financial statements.

Avant-Garde Trading Securities

Statement of Operations
For the period January 1, 2022 through June 30, 2023

REVENUE:	
Other income	$ 137
Total Revenue	137
OPERATING EXPENSES:	
Professional and consulting fees	152,323
Regulatory fees and expenses	8,283
Execution and quote data expenses	116,231
Other operating expenses	7,894
Total Expenses	284,731
NET LOSS	$ (284,594)

See accompanying notes to the financial statements.

Avant-Garde Trading Securities

Statement of Changes in Member's Equity
For the period January 1, 2022 through June 30, 2023

MEMBER'S EQUITY, JANUARY 1, 2023	$	72,462
Member's contributions		392,000
Net loss		(284,594)
MEMBER'S EQUITY, June 30, 2023	$	179,868

See accompanying notes to the financial statements.

Avant-Garde Trading Securities

Statement of Cash Flows
For the period January 1, 2022 through June 30, 2023

OPERATING ACTIVITIES:		
Net loss	$	(284,594)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Prepaid assets	$	1,193
Accounts receivable	$	(125,121)
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses	$	(23,514)
Net Cash Used In Operating Activities	$	(432,036)
FINANCING ACTIVITIES:		
Capital contributions	$	392,000
Net Cash Provided by Financing Activities	$	392,000
NET DECREASE IN CASH	$	(40,036)
CASH AT BEGINNING OF THE YEAR	$	55,783
CASH AT END OF THE YEAR	$	15,747

See accompanying notes to the financial statements.

Notes to Financial Statements
As of and for the Year Ended June 30, 2023

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Avant Garde Trading Securities (the "Company"), is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Prosperium Financial Holdings, LLC (the Parent Company"). The Company was admitted as a member of FINRA on September 25, 2018. As of this report date, the Company has not engaged is securities trading or brokerage activity. The Company as a broker-dealer, will engage in various securities trading and brokerage activates and will not carry margin accounts, will promptly transmit all customer funds and deliver all securities received in connection with the Company's activates as a broker-dealer, and will not otherwise hold funds or securities for, or owe money or securities to customers. The trading and brokerage activates will be provided through the Company's fully disclosed clearing agreement with APEX Clearing Corporation ("APEX")

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting standards Bord's Accounting Standards Codification ("ASC")

Cash Equivalents

The Company considers its investment in a short-term money market funds to be a cash equivalent.

Income taxes

The Company does not record a provision for income taxes because the member reports their share of the Company's income or loss on their income tax returns. The financial statements reflect the company's transactions without adjustment, if any, required for income tax purposes.

Clearing Deposit

The Company is required to maintain a certain amount of cash on deposit to cover any obligations that may arise from the Company. This Deposit at APEX in the amount of $175,165. Upon submitting the first trade to APEX for execution and clearance ("Live Date") the required deposit will be $125,000. six months from the "Live Date" required deposit shall be $250,000 and 12 months from the "Live Date" required deposit shall be $500,000.

1. Nature of operations and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

Revenue recognition

In May 2014, FASB issues ASU 2014-09. Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using modified retrospective approach. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extant any financial institution with which it conducts business is unable to fulfill. contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

2. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first 12 months and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2023, the Company had net capital of $178,831, which was $128,831 in excess of its required net capital of $50,000.

3. Commitments

On December 31, 2019, the Company entered into a Customer service Agreement with dxFeed. On June 30, 2023, the future minimum commitment is $3,150 per month, or $37,800 per annum. The contract will automatically renew for 12 months on March 31, 2024, unless either party notifies the other of its intent not to renew not less than sixty (60) calendar days prior to the expiration of any Renewal Term.

Notes to Financial Statements
As of and for the Year Ended June 30, 2023

4. Management Capital Plan

For the fiscal year ended June 30, 2023, the Company had a net losses of $284,594. During the same fiscal period, the Parent contributed $392,000. As the Company continues its startup phase, the Company has not begun to engage in securities trading or brokerage activity. The Parent Company is committed to funding the company until the completion of the startup phase and sufficient revenue can be generated to offset operating expenses.

5. Subsequent events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

Avant-Garde Trading Securities

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of and for the Year Ended June 30, 2023

SCHEDULE I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	179,868
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		(1,037)
NET CAPITAL	$	178,831
AGGREGATE INDEBTEDNESS:		
Account payable and accrued expenses	$	12,081
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (greater of $50,000 or 6.67% of aggregate indebtedness)	$	50,000
Excess net capital	$	128,831
Excess net capital at 1,000 percent	$	118,831
Percentage of aggregate indebtedness to net capital		6.76%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2023.

See accompanying notes to the financial statements.

Schedule II and Schedule III

Schedule II and III do not apply as Company claims exemption under SEC 15c3-3

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Member of Avant-Garde Trading Securities

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Avant-Garde Trading Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avant-Garde Trading Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Avant-Garde Trading Securities stated that Avant-Garde Trading Securities met the identified exemption provisions throughout the most recent audit period without exception. Avant-Garde Trading Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avant-Garde Trading Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
August 17, 2023

Avant-Garde Trading Securities
Exemption Report
For the Period January 1, 2022 to June 30, 2023

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Avant-Garde Trading Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

a. All of the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: **APEX Clearing Corp.**

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the period January 1, 2022 to June 30, 2023 without exception.

I David Gompert, swear or affirm that, to the best of my knowledge and belief, we did not identify any exceptions to this exemption during this period.

Authorized Signature:

Title: CEO